ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E O F C O N T E N T S

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Three and nine months ended November 30, 2011

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Rockwell Diamonds Inc. ("Rockwell", or the "Company") for the 3 and 9 months ended November 30, 2011 and the audited consolidated financial statements for the year ended February 28, 2011. These statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of January 11, 2012. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Except for statements of historical fact, this MD&A contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

Information Concerning Estimates of Indicated and Inferred Resources
This management discussion also uses the terms ‘indicated resources’ and ‘inferred resources’. Rockwell Diamonds Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

1.2	Overview

Rockwell is engaged in the business of developing and operating alluvial diamond mines, to become a mid-tier diamond mining company. The Company has three existing operations, namely Saxendrift, Klipdam and Tirisano, which it is progressively optimizing. It also has two development projects -Wouterspan and Niewejaarskraal- and a pipeline of other projects with future development potential. Rockwell’s operations and projects are all located in the Republic of South Africa.

In addition to its project work, Rockwell continues to evaluate merger and acquisition opportunities which may have the potential to expand its mineral resources and provide new opportunities to develop the additional production that would provide accretive value to the Company.

The Company has an established track record of producing large gem quality diamonds, which comprise a significant proportion of its production profile. The diamonds recovered from Rockwell’s mines are frequently acquired for investment purposes. The Company has a beneficiation joint venture which enables it to sell rough diamonds, receive 90% at sale and receive the remaining 10 % through, and participate in, the retail profit on the sale of its +2.8 carat sized stones after polishing and finishing.

1.2.1	Summary

Operations

During the third quarter of fiscal 2012, Rockwell operated two existing alluvial diamond mines: Klipdam and Saxendrift, and the newly acquired Tirisano mine also commenced operation.

Management reports that although Rockwell was faced with a challenging third quarter including the correction in the diamond market, it continued to apply its resources and considerable diamond experience to the continuing turnaround of its underperforming assets. The commissioning of Tirisano took significant management time and commitment while Klipdam yielded disappointing diamond values even though its grades were on budget. Saxendrift made progress with its projects to stabilize production. The key strategic objective is to remain focused on optimizing the productive mines to deliver better returns. The Company is currently evaluating the potential returns associated with several investment projects, including extensions to improve returns at the Tirisano and Saxendrift operations as well as the construction of a new production plant at the Wouterspan mine site. Wouterspan has been on care and maintenance since February 2009. Once the current review is completed, projects with the highest projected returns will be pursued dependent on available financing.

At the end of the third quarter, due to some operating challenges, the Company’s senior mine management teams were reorganized, and several new appointments were made to enhance the skills in

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

the Company. Personnel were allocated to areas of greatest need according to their specific strengths and expertise as well as the current requirements of each operation. Rockwell’s management is confident that these changes will make a positive contribution to its ability to sustainably deliver on its production targets.

Although overall production in the third quarter fell short of internal production targets set earlier in the year, the gap is showing signs of closing. In line with the strategic principles of Diamond Value Management, the production profile of the Saxendrift mine has shown signs of stabilizing and with the current investments it is well positioned to show further progress. With the completion of the Tirisano acquisition on September 1, 2011, production began ramping up from mid-October 2011 and although diamond grades were disappointing, the prices achieved for these stones were higher than expected. Klipdam achieved its budgeted recoveries in November 2011, but the overall third quarter recovery was below target and quality. The Holpan mine has been closed and its associated diamond resources are being treated at Klipdam which will extend its life.

The average price received from diamond sales in the third quarter of fiscal 2012 was US$1,109 per carat, compared to US$1,566 per carat in the comparable quarter of fiscal 2011. The price per carat for the nine months of fiscal 2012 was US$1,555 compared to US$1,345 per carat in the first nine months of fiscal 2011. These results are in line with expectations, taking into account the impact of bringing Tirisano on stream, with its more consistent production of smaller average stone sizes which inherently achieve lower prices per carat.

Although the financial benefits have yet to flow through, management is confident that, with ongoing operational improvements to enhance the recovery of diamonds, reductions in operating costs, and the increasing prices and demand for diamonds, the Company’s financial performance should start to show sustainable improvements.

In the nine month period ended November 30, 2011:

  13,372 carats were produced at the Klipdam, Saxendrift and Tirisano operations.

  13,378 carats were sold at an average price of US$1,555 per carat.

  Tender sales amounted to $20.5 million plus $5.5 million income from the beneficiation profit share (the joint venture with the Steinmetz Group, where rough stones are polished and sold and the profit shared) resulting in gross diamond revenues of $26 million (Nine months fiscal 2011 - $31 million).

  Cost of sales including amortization, depletion and impairment charges totalled $22.2 million (Nine months fiscal 2011 - $27.8 million).

  A gross profit of $3.8 million was reported for the period. (Nine months fiscal 2011 - $3.2 million).

  A net operating loss of $3.2 million was recorded for the period, after the $1.4 million settlement in the Midamines arbitration (Nine months 2011 -$1.7million loss).

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

  Net general and administrative expenses amounted to $5.8 million (Nine months fiscal 2011 - $5.1 million). Diamond inventories at November 30, 2011 totalled 1,866 carats.

In the three month period ended November 30, 2011:

  5,334 carats were produced at the Tirisano, Klipdam and Saxendrift operations.

  5,376 carats were sold at an average price of US$1,109 per carat.

  Tender sales of $6.0 million plus $ 2.3 million income from beneficiation profit share (the joint venture with the Steinmetz Group, where rough stones are polished and sold and the profit shared) resulted in diamond revenues of $8.3 million (Third quarter fiscal 2011 - $11.1 million).

  Cost of sales including amortisation, depletion and impairment charges totalled $7.7million (Third quarter fiscal 2011 – $9.2 million.)

  A gross profit of $0.6 million was reported for the period (Third quarter fiscal 2011 - $1.9million).

  An operating loss of $2.1 million was recorded for the period after the $1.4 million settlement in the Midamines arbitration (Third quarter fiscal 2011 -$0.03million loss). Net general and administrative expenses amounted to $1.7 million (Third quarter fiscal 2011 – $1.9 million).

  The South African Rand depreciated by 11% against the Canadian Dollar during the current quarter to $1=ZAR 7.96 (31 August 2011 – $1=ZAR 7.16). This had a significant impact on the Company’s balance sheet, which is offset by the fact that the Company has an inherent operating hedge as its sales are in US dollars. Such hedge is not recognized for accounting purposes.

Tirisano Acquisition

The acquisition of 74% of Etruscan Diamond (Pty) Ltd (“Etruscan”) became effective on September 1, 2011, giving Rockwell access to its subsidiary Blue Gum Diamonds which owns the Tirisano mine in the Ventersdorp region, South Africa. This operation had been on care and maintenance since October 2008.

The price paid to Etruscan’s principles amounted to ZAR 28.5 million (approximately $3.6 million) payable in Rockwell shares valued at a pre-consolidation price of $0.068 each ($1.02 post consolidation). The purchase price was adjusted for net debt and working capital movements between the date of the agreement and the transaction date, and settled through advances (ZAR 9.0 million) and shares issued (ZAR 19.5 million).

Rockwell acquired Etruscan on a going concern basis even though it had been on care and maintenance for the past two years. Rockwell established a 90,000 m3 per month production facility and production commenced during the third quarter.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.2	Financing

During the second quarter of fiscal 2012, the Company raised $7.8 million through a private placement, which was closed with shares issued at $0.75, being a premium to the ruling stock price, during the third quarter 2012. Total funds are being utilized to improve technology applications at Klipdam and Saxendrift, to complete the construction of the Tirisano Recovery and Front End systems, and to pay certain liabilities which were assumed as part of the Etruscan transaction. It is expected that this investment will put Rockwell on a stronger operational footing to embark on the next phase of its growth strategy.

An additional $2.0 million was received by way of a convertible loan from Daboll Consultants Limited, which is repayable/convertible at the discretion of Rockwell within the next six months. A maximum of 3,499,257 common shares can be issued at a price of C$0.5625.

Cash of $5.0 million was generated from the disposal of certain mining equipment (Komatsu PC3000) that was not being effectively utilised and the disposal of the Holpan DMS plant that was no longer required after the closure of the mine.

Once the current investment cycle at Saxendrift and Tirisano has been completed, Rockwell management will evaluate the potential returns of various projects to further ramp up production at its existing operations as well as the projects that it has in its pipeline. Depending on the results of these analyses, the Company will either review its plans to update and re-commission the Wouterspan and Niewejaarskraal plants or embark on extensions at Saxendrift and increased capacity at Tirisano, allocating capital to optimize long term returns. Both the Wouterspan and Niewejaarskraal properties have extensive diamond deposits which have historically produced diamonds that are similar to Saxendrift in terms of size, quality and average price per carat. High volume processing plants, incorporating the latest technologies in diamond recovery are envisaged. The timing of these projects will be predicated on the availability of funds, preferably generated from internal cash flows, but may need to be supplemented by external capital.

On July 1, 2011 the authorized and issued ordinary share capital of Rockwell was consolidated on the basis of 1 share for every 15 shares held ("the consolidation"). The consolidation was aimed at reducing the large number of issued and unissued shares in Rockwell and increasing the price at which ordinary shares in Rockwell are traded on the Toronto Stock Exchange and the JSE Limited.

Trading in shares under the new consolidated share capital structure commenced on Monday July 11, 2011.

1.2.3	Agreements

Black Economic Empowerment Holdings (“BEE”) in Rockwell Properties

Northern Cape Operations

During the year ended May 31, 2007, Africa Vanguard Resources (Proprietary) Limited (“AVR”), the holding Company of Richtrau No 136 (Proprietary) Limited (“Richtrau”), purchased through Richtrau a 15% interest in Van Wyk Diamond Group (“VWDG”) from the Van Wyk Trust for an amount of ZAR

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

22.5 million ($3.4 million). The holdings of the VWDG comprised the mining projects known as Holpan, Klipdam, and Wouterspan purchased by Rockwell through its wholly owned South African subsidiary Rockwell Resources RSA (Proprietary) Limited (“Rockwell RSA”) from H C Van Wyk Diamonds Limited. Subsequently, on November 30, 2008, AVR indicated its commitment to increase its shareholding in the VWDG to 26% by subscribing for an additional 11% of the shares in each of the entities comprising VWDG. The additional 11% stake was acquired by another subsidiary of AVR, Georgia Avenue Investments (Pty) Limited (“Georgia”), at a subscription price of ZAR 17.5 million. The AVR group was also contractually committed to inject ZAR 10.5 million in working capital into the VWDG.

As a result of depressed market conditions and decline in diamond prices during 2009 associated with the global recession and credit contraction, the AVR group indicated to the Board of Directors of Rockwell RSA (the holding company of the entities in VWDG) that it was unable to make the outstanding payments to complete its financial obligations and was pursuing other funding mechanisms to meet its obligations. As at February 28, 2009, AVR owed Rockwell approximately ZAR 19 million to conclude the Georgia transactions; this amount was still outstanding at November 30, 2011. The contractually committed ZAR 10.5 million due to VWDG has also not been received from AVR to date.

Rockwell RSA continues to work actively to resolve the funding issues in conjunction with AVR and a favourable resolution to these negotiations could substantially improve Rockwell’s cash position.

Effective October 2, 2008, AVR via Liberty Lane Investments (Proprietary) Limited, acquired a shareholding of an effective 26% in the Saxendrift project by subscribing for shares in Saxendrift Mines (Proprietary) Limited for an amount of approximately ZAR 26 million. This transaction was also conducted in respect of the Minerals and Petroleum Resources Development Act and has been structured via a loan structure underwritten by Rockwell Resources RSA. As of November 30, 2011, AVR has only paid an initial deposit of ZAR 3 million in respect of this transaction which is structured over a two year period. Rockwell and AVR are also in discussion to resolve these funding issues.

Tirisano

BakwenaGaMagopa Trust, through the holding company Magopa Minerals (Pty) Limited, which fully own Magopa Blue Gum (Pty) Limited, holds a 26% shareholding in the Tirisano mine operation resident in Blue Gum Diamonds (Pty) Limited (a subsidiary of Etruscan). This transaction complies with the South African Mining Charter and the Trust is an integral participant to the Tirisano mine operation on strategic, management and operational levels.

Rockwell funded the total mine establishment, plant design, erection, plant processing and recovery facility at the Tirisano mine. The shareholders’ agreement provides for funding equalisation in relation to shareholding and Magopa Blue Gum (Pty) Ltd indicated commitment to raise finance once the operation is profitable in order to contribute their share of the funding.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.4	Production Properties

Production and Sales – Quarter Comparison

The following is a comparison of the third quarter of fiscal 2012 (three months ended November 30, 2011) with the third quarter of fiscal 2011 (three months ended November 30, 2010).

Production
Operation	3 months ended November 30, 2011			3 months ended November 30, 2010
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	-	-	-	233,029	2,131	0.91
Klipdam	194,166	2,157	1.11	255,250	3,756	1.47
Klipdam Extension	-	-	-	118,478	946	0.80
Saxendrift	355,308	1,933	0.54	405,551	1,527	0.38
Tirisano	153,099	1,244	0.81	-	-	-
Other*	-	-	-	6,383	44	-
Total	702,573	5,334	0.76	1,018,691	8,404	0.83

*Other refers to an independent contractor processing gravels and sold with the groups tender. These carats are excluded from grade calculations.

Sales and Revenue
Operation	3 months ended November 30, 2011				3 months ended November 30, 2010
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	-	-	-		1,412	1,432,818	1,015	1,102
Klipdam	1,990	1,356,388	681.45	957	2,862	5,227,460	1,826	1,565
Klipdam Extension	-	-	-	-	824	708,303	860	387
Saxendrift	1,761	3,332,902	1,892.30	475	1,316	2,676,997	2,034	718
Tirisano	1,625	1,272,214	782.89	434	-	-	-	-
Other	-	-	-	-	-	-	-	93
Total	5,376	5,961,504	1,108.75	1,866	6,414	10,045,578	1,566	3,865

Inventory (carats)
Operation	Rough Diamond Inventory Beginning of Period	Production	Rough Diamond Sales	Rough Diamond Inventory End of Period
Holpan	-
Klipdam	790	2,157	(1,990)	957
Klipdam Ext	-
Saxendrift	303	1,933	(1,761)	475
Tirisano	815	1,244	(1,625)	434
Total	1,908	5,334	(5,376)	1,866

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Production and Sales – Nine Month Comparison

The following is a comparison of the first nine months of fiscal 2012 (nine months ended November 30, 2011) with the nine months ended November 30, 2010.

Production
Operation	Ninemonths ended November 30, 2011			Ninemonths ended November 30, 2010
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	73,896	903	1.22	675,675	6,259	0.93
Klipdam	552,625	5,720	1.03	708,259	8,801	1.24
Klipdam Extension	-	-	-	214,763	1,623	0.76
Saxendrift	1,059,867	5,505	0.52	1,160,335	5,743	0.49
Tirisano	153,009	1,244	0.81	-	-	-
Other*	-	-	-	6,383	93	-
Total	1,839,397	13,372	0.73	2,765,415	22,519	0.81

*Other refers to an independent contractor processing gravel and sold through the Group’s tender. These carats are excluded from grade calculations

Sales, Revenue and Inventory
Operation	Ninemonths ended November 30, 2011				Ninemonths ended November 30, 2010
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	1,144	1,101,086	962.41	-	5,937	7,299,066	1,229	1,102
Klipdam	5,272	4,667,869	885.39	957	7,832	8,092,870	1,034	1,565
Klipdam Extension	24	19,017	785.83	-	1,236	987,554	799	387
Saxendrift	5,313	13,743,606	2,586.67	475	5,559	11,281,589	2,029	718
Tirisano	1,625	1,272,214	782.89	434	-	-	-	-
Other	-	-	-	-	-	-	-	93
Total	13,378	20,803,792	1,555.00	1,866	20,564	27,661,079	1,345	3,865

Inventory (carats)
Operation	Rough Diamond Inventory Beginning of Period	Production	Inventory acquired 1 September 2011	Rough Diamond Sales	Rough Diamond Inventory End of Period
Holpan	241	903	-	(1,144)	-
Klipdam	509	5,720	-	(5,272)	957
Klipdam Extension	24	-	-	(24)	-
Saxendrift	283	5,505	-	(5,313)	475
Tirisano	-	1,244	815	(1,625)	434
Total	1,057	13,372	815	(13,378)	1,866

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Holpan/Klipdam

The Holpan/Klipdam Property is located 45 km from Kimberley, South Africa. It consists of the contiguous Holpan 161 and Klipdam 157 farms covering a total area of 4,019.9 hectares.

During the quarter under review, mining at Klipdam migrated from the paleao channel to the Rooikoppie gravels where diamonds of similar grade could be recovered at a lower unit cost due to less intensive earthmoving equipment requirements. Early in December 2011, the mining plan migrated to the in situ alluvial Rooikoppie gravel which has not been previously mined as this area was expected to yield higher quality diamonds. Operating experience however, showed that the grades were slightly lower, and the new areas being mined at present are showing recoveries that are higher.

Given this, there is now potential for the life of this mine to be extended beyond the one year life which was previously reported, particularly since the ore will be processed at Klipdam. This combined processing allowed the closing and sale of the plant equipment at Holpan.

The focus of the Mine Management team at Klipdam for the next three months is to achieve the recovery of better quality diamonds in order to continue meeting their budgeted production.

Three months ended November 30, 2011 compared to three months ended November 30, 2010

Production at Klipdam was 2,157 carats from 194,166 cubic meters of gravel, compared to 3,756 carats from 255,250 cubic meters of gravel produced in the quarter ended November 30, 2010.The lower volumes at Klipdam were due to continued intermittent front end throughput constraints. However, the short term solutions that were implemented, including mining drier areas, improving the cleaning cycles and redesigning of the barrel screen, started to have a positive impact in the latter part of the quarter. In particular, an infield screen was erected at the centre of mining activities which had the added benefit of significant diesel cost savings. In line with the improved throughputs, the mine met its production targets in November 2011. For the longer term, a redesign of the front end and increasing the plant capacity is under consideration.

Sales for the quarter ended November 30, 2011, from Klipdam totalled 1,990 carats at an average value of US$681 per carat, compared to 2,862 carats at an average value per carat of US$1,826 in the quarter ended November 30, 2010. The drop in price was due to the reduced size and quality of the diamond production from the previously worked area of the Rooikoppiegravel unit which was mined during the quarter. Management is confident that this has been addressed by migrating the current mining area to a new area in the Rooikoppie unit.

Nine months ended November 30, 2011 compared to nine months ended November 30, 2010

Holpan produced 903 carats from 73,896 cubic meters of gravel processed in the period preceding the decision to place it on care and maintenance in May 2011.

Sales from Holpan for the nine months ended November 30, 2011 amounted to 1,144 carats at an average value of US$962 per carat, compared to 5,937 carats at an average value per carat of US$1,229 sold in the quarter ended November 30, 2010. The lower average price was the result of the smaller and lower quality diamonds that were produced and sold.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Production at Klipdam totalled 5,720 carats from 552,625 cubic meters of gravel, compared to 8,801 carats from the 708,259 cubic meters of gravel that were produced in the quarter ended November 30, 2010. Lower production in the first nine months of fiscal 2012 resulted from more difficult gravel types being treated which caused the front end of the plant to operate less optimally. This inadequate focus on operational standards in the field caused the Company to take decisive action by changing the Senior Mine Management team there.

Sales for the nine months to November 30, 2011, from Klipdam totalled 5,272 carats at an average value of US$885 per carat, compared to 7,832 carats at an average value per carat of US$1,034 in the quarter ended November 30, 2010. The lower average size and quality of diamonds sold resulted from mining the Rooikoppie gravel unit during the period and has since been addressed.

Saxendrift

The 5,142 hectare Saxendrift mine property is located on the south bank of the Middle Orange River, and adjacent to the Wouterspan property.

Volume production at Saxendrift was on target however, recoveries were slightly below target. Volumes are approaching the long term production levels previously estimated for the mine as several proactive Diamond Value Management initiatives have been bedded down. One stone exceeding 100 carats was recovered during the quarter.

The in-field screening plant has been fully commissioned and is now integrated into the plant process. It has been in production at name plate capacity since the beginning of December 2011.The anticipated benefits of the new plant include improved capability to process various ore types efficiently through the Dabmar screen. In particular, this screen has the ability to accommodate the high occurrence of sand in the feed from the gravel blocks which are currently being processed and had negatively impacted on the performance of Saxendrift operation in recent quarters. The new plant also removes significant quantities of heavy magnetic material, which is enabling the pans to run more efficiently in terms of diamond recovery.

The PC2000 excavator was relocated from Klipdam to Saxendrift where it is operating at a higher utilization. Its capacity matches the capacity of the 100 ton trucks which transport the gravel from the mining faces to the in-field screen.

Implementation of the bulk X-ray project is on schedule. The X-ray machine was dispatched from Russia by the end December to be set-up in Johannesburg and is expected to be delivered to the mine by the end of January 2012. It is expected to be commissioned and incorporated into the dedicated bulk sorting plant to commence testing and performance quantification on various gravels during April 2012. This technology, which will be piloted at Saxendrift, should lead to long term improvement in diamond recoveries in the Company’s operations. The results will be evaluated with a view to deploying similar solutions in new processing plants that are planned at Wouterspan and/or Niewejaarskraal as well as Rockwell’s other Middle Orange properties.

The focus at Saxendrift for the remainder of the fiscal year is to optimize the production process for coarser diamond recovery to increase the number of large diamonds recovered. This is being carried out

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

as a collaborative effort between the mine’s geological and metallurgical teams. The bottom cut off size, which has been raised to 5.0 mm, is expected to start paying off during the fourth quarter.

Three months ended November 30, 2011 compared to three months ended November 30, 2010

Production at Saxendrift in the quarter to November 30, 2011 totalled 1,933 carats from 355,308 cubic meters of gravel processed, compared with 1,527 carats from 405,551 cubic meters of gravel processed in the quarter ended November 30, 2010. Recoveries gained momentum after a slow start to the quarter when production at one of the four streams at Saxendrift was intermittently non-operational due to scrubber drive failures. However, this was resolved later in the quarter and accordingly average grades improved to 0.54 carats per 100 cubic meters compared to 0.38 carats per 100 cubic meters in the second quarter of fiscal 2011.

Sales from Saxendrift during the three months ended November 30, 2011 amounted to 1,761 carats at an average price of US$1,892 per carat compared to 1,316 carats sold at an average price of US$2,034 per carat in the quarter ended November 30, 2010. The marginal decline in average selling price for the quarter was due in part to the market correction, as well as a decline in stone quality.

Nine months ended November 30, 2011 compared to nine months ended November 30, 2010

Production at Saxendrift in the nine months to November 30, 2011 totalled 5,505 carats from 1,059,867 cubic meters of gravel processed, compared to 5,743 carats from 1,160,335 cubic meters of gravel processed in the nine months ended November 30, 2010. At Saxendrift, volumes declined by8% due to intermittent scrubber failures.

Sales from Saxendrift during the nine months ended November 30, 2011 amounted to 5,313 carats at an average price of US$2,587 per carat, compared to 5,559 carats sold at an average price of US$2,029 per carat in the nine months ended November 30, 2010. The improvement is due to the combined impact of the stronger diamond prices for such quality levels, as well as several large, high quality stones that have been sold in fiscal 2012.

Tirisano

The Tirisano mine, totalling 10,805.57 hectares is located some 35 kilometers due north of Ventersdorp, in the North West Province and approximately 150 kilometers west of Johannesburg.

Following the construction and commissioning of the mine, the first diamonds were produced and sold during the quarter. Continuous operations (“contops”) were implemented at the mine from commissioning.

Mine establishment and plant modifications were completed in-house, using existing plant and machinery, which was redeployed from Rockwell’s Wouterspan and other Northern Cape mines. The Holpan recovery plant, which is fully containerized, was relocated to Tirisano and a barrel screen from Wouterspan was moved and re-installed. These measures enabled the Company to implement an interim solution which has doubled the front end capacity. The new recovery plant and front-end extension were commissioned on schedule during the quarter.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Production started during October 2011 and although diamond grades were disappointing, the diamond price achieved was above expectation chiefly as a result of higher than expected recoveries of +10 carat stones.

A new plant manager, with extensive diamond winning experience, and a full time dedicated mining manager have been engaged for the Tirisano operation. The plant manager’s priorities include optimizing the recovery efficiencies of the plant and minimizing spillage. Together with increased supervision and consistent operation of the plant, the mine is well placed to achieve planned production, following the annual December 2011 shutdown.

The focus for the fourth quarter is to stabilize production in order to achieve budgeted production. The geology team will continue to monitor and evaluate the mining geology in order to adjust the mine plan to the specific conditions that are encountered. In addition, the Company’s technical team has been tasked with planning and implementing a wet front end appropriate for run of mine preparation before the 2012 rainy season commences.

Three months ended November 30, 2011 compared to three months ended November 30, 2010

Production at Tirisano in the quarter to November 30, 2011 totalled 1,244 carats from 153,099 cubic meters of gravel processed.

Sales from Tirisano during the three months ended November 30, 2011 amounted to 1,625 carats at an average price of US$783 per carat which was higher than management’s expectations due to the pleasing recovery of +10 carat stones. The sales included product that was acquired when the acquisition became effective.

Tirisano is well positioned to achieve its production volume and carat target in the fourth quarter, contingent on the severity of the current rainy season.

Production Costs

Production volume from the operations was 702,573 cubic meters for the quarter ended November 30, 2011, compared to 1,018,691 cubic meters in the three months ended November 30, 2010. The decrease is largely because of the volume processed at Holpan in the previous year. In support of Diamond Value Management, the Company has maintained its focus on driving down costs and optimising its operations.

The average operating cash cost (for a description of non-GAAP measurements, refer to section 1.16) for the three months ended November 30, 2011 at the Company’s three operations that are in production, was US$10.16 per cubic metre.

Annual average mining cash costs by operation during the third quarter of fiscal 2012 were as follows:

  Klipdam: Lower costs associated with mining Rooikoppie gravels led to the reduction in unit cost to US$9.50 per cubic meter (Second quarter fiscal 2012: US$11.84). This advantage was partly offset by lower quality in recoveries;

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

  Saxendrift: Unit cost increased to US$8.40 per cubic meter for the quarter, in line with lower volumes of gravel processed compared to the Company’s other mining operations (Second quarter fiscal 2012: US$7.98);

  Tirisano: Due to volatile costs related to the start up and ramp-up activities, the unit cost was high at US$15.95 per cubic meter, compared to the longer term objective of US$9.00 per cubic meter.

The average total cash cost for all the operations for the third quarter of fiscal 2012, including rehabilitation and lease payments amounted to US$10.47 per cubic meter, compared to US$6.37 per cubic meter for the same period fiscal 2011.

1.2.5	Litigation

KwangoRiver Project, Democratic Republic of Congo

Rockwell’s subsidiary, Durnpike Investments (Proprietary) Limited’s (“Durnpike”) interest in the Kwango River Project was constituted by an agreement (“Midamines Agreement”) concluded during 2006 with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as independent contractor on behalf of Midamines to manage and carry out exploration activities and potentially, mining activities. Durnpike was entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines, and Midamines undertook several obligations in favour of Durnpike, including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. The royalties took the form of a series of recurring annual minimum royalty payments of US$1.2 million per annum (commencing on December 31, 2007). During the first quarter of 2008, pursuant to an amendment to the Midamines Agreement, Durnpike paid consideration of US$600,000 to Midamines as compensation for access to the entire concession area (Permit 331), as opposed to the limited contract area. As part of such amendment, Midamines waived its right to payment of the abovementioned US$1.2 million royalty payment due on December 31, 2007.

Subsequently, and pursuant to Midamines’ alleged breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike and/or Rockwell cancelled the Midamines Agreement. Midamines thereafter disputed the entitlement of Durnpike and/or Rockwell to cancel the Midamines Agreement. It has referred to arbitration a dispute against Durnpike and Rockwell, in which it claims payment of an estimated and provisional amount of $41.8 million. Durnpike and/or Rockwell have, in turn, instituted a counter-claim in the estimated and provisional amounts of approximately ZAR25.4 million for equipment purchased by Rockwell to undertake exploration and feasibility work, $1.6 million for start-up and acquisition costs in the DRC, and US$20 million (while reserving the right to increase the counter-claim to at least $164.9 million) as an initial estimate of possible lost earnings.

Comprehensive documentation was filed by the parties and both Parties appeared before the Arbitration Tribunal at two sets of hearings in Brussels during March and May 2011 to present evidence and answer questions. Expert witnesses representing the Parties also presented evidence at these hearings. Simultaneous final written submissions were submitted to the Arbitration Tribunal on July 8, 2011.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

A written award was made by the Arbitration Tribunal on 12 October 2011 against Durnpike and Rockwell to the value of US$1.2 million excluding interest, in full and final settlement of any claims.This was paid during the quarter. In addition, interest and legal fees were paid in relation to the settlement, bringing the total cost to C$1.5 million. This concludes the matter.

The Company is not aware of any other outstanding litigation.

1.2.6	Other – Insurance

Rockwell has adopted a policy that includes insurance cover for all equipment that is purchased on an instalment plan (called Hire Purchase in South Africa) or leases but it does not carry full coverage for other equipment that is paid off or which has been acquired in respect of its acquisitions of Trans Hex mineral rights and equipment. The Company also has coverage on small vehicles, busses, road trucks, Flow-sort X-ray equipment and some of its fixed properties and assets.

1.2.7	Diamond Market Trends

The Diamond Market Update

The financial market volatility of second quarter fiscal 2012 continued to affect the diamond industry in the first part of the third quarter but sentiment improved in the latter part of the period.

The market reopened in late August after the summer vacation but revealed limited trade. All industry participants exercised extreme caution, offering prices on rough diamonds that were approximately 30% below the highs of May and June 2011. Polished prices also declined by an average of 10% at the wholesale segment while retail prices maintained their levels. Volumes purchased in September and October 2011 were also low with continued discounts being offered on rough diamonds. This slow pace of trade was compounded by various religious holidays that traditionally have a downward impact on volumes. By the end of October 2011, trading started to improve and has continued steadily since that time into the fourth quarter. Increased demand translated into stronger pricing of rough and polished diamonds, recovering to within 15% and 5% of their May and June 2011 record levels, respectively.

During the traditionally quieter period of September and early October, the purchase of rough diamonds almost came to a standstill, mainly as a result of tighter credit supply among Indian banks that forced Indian traders to liquidate their inventory. Retailers also limited their purchasing to smaller volumes of polished goods in order to accommodate their immediate needs. This was evident at the Hong Kong show in November 2011, which disappointed traders due to the slow pace and reluctance for purchasers to hold stock.

During this difficult period, the majority of producers reduced their supply. However, certain producers were forced to accept the reduction in price due to the nature of their sales program. Producers that were able to carry their sales over towards November 2011 were able to sell at prices that were several percent higher than those achieved in August and September 2011. The Company adopted this latter strategy of waiting for price recovery, resulting in its inventory at the end of the quarter. In addition, the he Diamond Trading Company (“DTC”) did not initially reduce prices, and attempted to defend its prices, which led to

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

lower volumes of rough diamonds being purchased by DTC clients. This situation was temporary and the DTC has since improved its assortment while continuing to reduce its supply.

Retail sales have been consistent during the period under review and Christmas sales were expected to be strong. This will assist in the liquidation of inventory and the resultant cash flow improvement which should roll over into the January and February 2012 purchasing period. Rockwell expects prices and demand to increase through the first half of 2012.

During the third quarter Rockwell continued to sell diamonds into the beneficiation joint venture with The Steinmetz Diamond Group (SDG) whereby Rockwell enjoys an equal share in the profits from the sale of the polished diamonds produced by the Company that are sold through this channel. This joint venture has added increasing value in recent years and during the period under review, the highlight was the sale of a 35 carat D-color, flawless clarity, Round Brilliant Cut diamond which formed one of a pair of 35ct diamonds. It was produced from a 105ct rough stone recovered from the Saxendrift mine in October 2009. The second diamond, which belonged to The Steinmetz Diamond Group, had been purchased and polished over the same time period as Rockwell’s stone. Both diamonds were sold at a Christies auction and Rockwell’s diamond achieved a price of $230,000/carat including buyer’s commission.

The company believes that the investment in the two year period from recovery to sale of the polished stone is justified given the quality of the cut and the marketing process by the joint venture, both of which maximized the value of the stone.

Other investment quality polished diamonds are regularly completed and marketed on behalf of the joint venture.

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and expressed in Canadian.

	As at	As at	As at
Balance Sheet	February 28, 2011	February 28, 2010	February 28, 2009
Current assets	12,858,408	11,875,714	15,099,971
Mineral properties	23,562,969	30,850,998	28,894,477
Other assets	67,760,000	62,516,674	62,367,968
Total assets	104,181,377	105,243,386	106,362,416

Current liabilities	8,620,783	11,577,472	14,462,800
Other liabilities and non-controlling interest	10,079,210	16,471,823	21,478,590
Shareholders’ equity	85,481,384	77,194,091	70,421,026
Total liabilities and shareholders’ equity	104,181,377	105,243,386	106,362,416

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollars (000), except per-share amounts. Minor differences are due to rounding.

Balance Sheet	Nov 30	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31	Feb 28
	2011	2011	2011	2011	2010	2010	2010	2010
Current assets	22,028	22,399	12,422	12,858	19,710	19,341	23,267	11,876
Mineral properties	28,228	23,097	23,569	23,563	25,060	24,824	23,725	24,305
Other assets	59,370	67,367	69,240	67,760	64,550	66,288	60,074	62,516

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Total assets	109,625	112,863	105,231	104,182	109,320	110,453	107,066	98,698

Current liabilities	9.985	8,652	8,984	8,621	10,556	12,232	11,338	11,577
Other liabilities	15,000	10,047	10,224	10,079	9,117	8,159	8,424	7,184
Shareholders’ equity	85,141	94,164	86,023	85,481	89,647	90,062	87,304	79,937
Total liabilities and shareholders' equity	109,625	112,863	105,231	104,181	109.320	110,453	107,066	98,698

Working capital (deficit)	12,043	13,747	3,438	4,237	9,154	7,109	11,929	299

Statements of Operations	Nov 30 2011	Aug 31 2011	May 31 2011	Feb 28 2010	Nov 30 2010	Aug 31 2010	May 31 2010	Feb 28 2010
Revenue	8,276	9,206	8,506	11,546	11,117	11,388	8,457	7,327
Diamond Sales	5,979	6,941	7,562	9,199	10,383	10,023	8,168	6,085
Profit Share	2,297	2,265	944	2,347	734	1,365	289	1,242

Cost of rough diamond sales	(5,912)	(4,680)	(5,975)	(10,086)	(6,025)	(9,123)	(2,846)	(8,061)
Fuel & Oil	(1,552)	(1,397)	(1,703)	(437)	(564)	(593)	(468)	(1,180)
Maintenance	(1,479)	(881)	(1,355)	(910)	(1,010)	(1,075)	(819)	(1,378)
Employee Cost	(2,210)	(1,843)	(1,944)	(1,664)	(1,659)	(1,512)	(1,466)	(2,094)
Inventory adjustment	(720)	507	187	(2,322)	1,434	(1,592)	1,762	(193)
Royalties	(186)	(498)	(38)	472	(634)	(44)	–	(361)
Other costs	235	(568)	(1,122)	(5,224)	(3,592)	(4,305)	(1,856)	(2,855)

Operating profit/(loss)	2,364	4,526	2,531	1,460	5,092	2,265	5,611	(734)
Amortisation and depletion	(1,766)	(1,820)	(2,028)	243	(3,472)	(3,110)	(3,107)	(10)
Gross profit/(loss)	598	2,706	503	1,703	1,620	(845)	2,504	(744)

Expenses
Net reclamation obligation recognised (utilised)	121	(159)	(19)	(42)	45	275	(280)	1,497
Exploration	–	–	–	(35)	–	–	(14)	(4)
Foreign exchange (gain) loss	54	–	–	(1)	(1)	–	1	131
Legal, accounting and audit	(335)	(771)	(213)	(328)	(203)	(321)	(359)	(545)
Arbitration settlement	(1,370)	–	–	–	–	–	–	–
Office and administration	(1,191)	(1,071)	(1,243)	(900)	(902)	(1,019)	(794)	(1,103)
Shareholder communications	(59)	(63)	(27)	(37)	(32)	(58)	(58)	(70)
Stock-based compensation	(245)	(28)	(128)	(127)	(461)	(76)	(221)	(189)
Travel and conference	85	(162)	(65)	(136)	(92)	(87)	(119)	(42)
Transfer agent	(3)	(38)	(69)	(38)	(6)	(26)	(29)	(151)
Subtotal	(2.943)	(2,292)	(1,766)	(1,646)	(1,652)	(1,312)	(1,873)	(476)
Write-off (reversal) of amounts receivable	–	15	–	–	–	(154)	154	167
(Loss)/gain on disposal of equipment	(60)	(129)	–	(332)	1	34	–	–

Loss on disposal or write-down of mineral properties	–	–	–	3	(3)	–	–	–
Interest income	303	69	107	(69)	76	82	13	232
Interest (recouped) paid on	(48)	(64)	(28)	(32)	(53)	55	(89)	(285)
capital leases
Interest expense	(224)	(68)	(81)	(116)	(66)	(99)	(49)	80
Other income/(expense)	323	(145)	121	132	17	77	2	245
Write down of assets	–	–	0	(30)	5	(146)	(146)	(24)

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Profit (loss) before income taxes	(2,051)	92	(1,144)	(386)	(55)	(2,000)	208	(1,134)
Future income tax expense (recovery)	(1,511)	994	(62)	(836)	(735)	(296)	(1,066)	(2,415)
Profit (loss) profit before non- controlling interest	(3,562)	1,086	(1,206)	(1,222)	(790)	(2,296)	(858)	(1,281)
Non-controlling interest	17	178	290	8	(275)	224	131	(459)

Profit (loss) for the period	(3,545)	1,264	(916)	(1,214)	(1,065)	(2,072)	(727)	1,739

Basic and diluted profit (loss) per share	(0.22)	0.062	(0.002)	(0.01)	(0.003)	(0.002)	(0.0001)	(0.006)
Weighted average number of common shares outstanding (thousands)	47,943	*35,493	524,889	518,185	518,185	518,185	477,651	267,164
*Post 15:1 consolidation

1.5	Results of Operations

The Company recorded a loss of $3.7 million for the nine months ended November 30, 2011 compared to a loss of $2.5 million for the same period in the prior year. Operations at the Wouterspan mine remain on care and maintenance in order to preserve the Company’s cash reserves.

During the nine months ended November 30, 2011, the Company realized rough diamond sales of $26.0 million compared to $30.9 million for the comparable period in the prior year. Sales were at an average price of US$1,555compared to US$ 1,345 per carat for the comparative period.

Diamond sales in the third quarter of fiscal 2012 achieved an average value of US$1,109 per carat, compared to US$1,566 for the third quarter ending November 30, 2010. The sales for the quarter produced a range of stones that are representative of the operations’ production.

Mining costs for the nine months ended November 30, 2011 amounted to $16.6 million (nine months ended November 30, 2010 - $17.7 million), which excludes amortization and depletion charges of $5.6 million (nine months ended November 30, 2010 – $9.7 million).

Mining costs increased in the current quarter compared to the second quarter of fiscal 2012, mainly due to the fact that costs relating to the Tirisano mine were included for the first time. This has subsequently had a negative impact on operating profitability.

1.6	Liquidity

At November 30, 2011, the Company had cash and cash equivalents of $11.2 million (November 30, 2010 - $3.7 million) and bank indebtedness of $0.4 million (November 30, 2010 - $2.2 million), for net cash holdings of $10.8 million (November 30, 2010 - $1.5 million). The Company had working capital of $12.0 million compared to $9.2 million at November 30, 2010.

At November 30, 2011, the Company had asset retirement obligations relating to its Saxendrift mine, and capital lease obligations relating to mining equipment with three year lease agreements. The Company’s

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

capital lease obligations are shown in the table below. Repayments are denominated in South African Rand.

During the second quarter of fiscal 2011, the Company raised a further $7.8 million through a private placement. An additional $2.0 million was received by a convertible loan from Daboll Consultants Limited. This amount represents a one year call option, carrying interest at 5% per annum and is convertible/repayable at the discretion of the Company for a period of twelve months, at a price of C$0.5625 per share. A maximum of 3,499,257 common shares can be issued.

The acquisition of mining fleet during the past quarter is reflected below in the table of contractual obligations.

The operations are generating sufficient cash to cover operating costs and overheads. The Company has adequate cash holdings as well as access to short-term debt facilities to meet its working capital requirements.

Contractual Obligations and Commitments

The Company has a contingent liability owing of approximately $380,602 to Liberty Lane (Pty) Limited in respect of the deposit paid by Africa Vanguard Resources (Pty) Limited for the acquisition of a 26% stake in Saxendrift Mine (Pty) Limited.

Rockwell has the following commitments in respect of equipment lease payments to various financial institutions for plant and equipment. A minimum lease payment of $0.3 million is payable in the next 12 months, with a further $0.6 million payable by fiscal 2015.

The following are the maturities of contractual obligations:

	Payments due by period (C$ millions)
		Less than	1 to 3	3 to 5	More than
	Total	one year	years	years	5 years
Contractual obligation	3.0	0.5	1.0	1.0	0.5
Long-term debt obligations	0.9	0.3	0.6	-	-
Operating lease obligations	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other	-	-	-	-	-
Total	3.9	0.8	1.6	1.0	0.5

1.7	Capital Resources

The Company's sources of capital are primarily equity and debt.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Historically, the Company’s sources of funding have been cash flow from operations and the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. While the Company has succeeded in raising capital in the past, there can be no assurance of continued access to significant or adequate equity funding in the future, if needed.

The Company's access to capital sources is dependent upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have had a significant material adverse impact on a number of financial institutions forcing them into bankruptcy or requiring government authorities to rescue them. These events and a general flight from risk have limited access to capital and credit for many companies. The unprecedented disruptions in the current credit and financial markets, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to obtain, or increase its cost of obtaining, capital and financing, if required, for its operations. The Company’s access to additional capital may not be available on terms acceptable to the Company.

Furthermore, in recent months, worldwide securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In addition, significantly higher redemptions by holders of mutual and hedge funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely affect the Company’s ability to raise equity funding without significant dilution to its existing shareholders.

During the nine months ended November 30, 2011, the Company obtained debt financings from financial institutions and acquired additions to its mining fleet as reflected in the table on contractual obligations.

The Company anticipates that it has sufficient funding facilities and funds available (refer to section 1.6 above) to meet its working capital requirements into the following financial year.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8	Transactions with Related Parties

	As at	As at
Balances payable	November 30, 2011	February 28, 2011
Banzi Trade 26 (Pty) Ltd (e)	1,073	34,385
Hunter Dickinson Services Inc. (a)	61,087	34,113
Seven Bridges Trading (c)	-	-
Flawless Diamonds Trading House (c)	-	3,566
Current balances payable	62,160	72,064

Liberty Lane (e)	380,602	424,572
M.Bristow (g)	266,000	-
Long–term balances payable	646,602	424,572

Balances receivable
Banzi Trade 26 (Pty) Ltd (e)	94,418	92,398
Magopa Minerals (h)	12,550	-
Current balances receivable	106,968	92,398

Transactions	Nine months ended	Year ended 28 February
	November 2011	2011
Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	271,077	467,151
CEC Engineering (b)	20,012	23,331
Seven Bridges Trading (c)	72,853	134,483
Banzi Trade 26 (Pty) Ltd (e)	105,854	165,077
Flawless Diamonds Trading House (d)	254,178	420,006
Magopa (h)	62,563	-

Sales rendered to:
Banzi Trade 26 (Pty) Ltd (e)	124	879

Related Party transactions are explained below. These arrangements and transactions were typically established to provide professional and cost effective services and resources to Rockwell. In particular

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

these services relate to the remote areas in which some of Rockwell’s operations are located and have also been established to address security and social responsibility requirements. In remote areas it is difficult to obtain key services and make purchases of certain supplies on an as needed basis. Likewise security of product consideration is paramount given the high value product produced by the Company.

All related party transactions are undertaken at values and under such commercial terms as are reflected in arms length transactions in the normal course of business.

(a) Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated July2, 2010.

(b) CEC Engineering Ltd is a private company owned by David Copeland, a director of the Company, which provides engineering and project management services at market rates.

(c) Seven Bridges Trading 14 (Pty) Ltd (Seven Bridges Trading) is a wholly-owned subsidiary of Randgold Resources Ltd, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

(d) Flawless Diamonds Trading House (Pty) Ltd (“Flawless Diamonds Trading House”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J.W. and D.M. Bristow and Van Wyk, are shareholders. During fiscal 2011 the Company acquired a 20% shareholding in Flawless Diamonds Trading House. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover which is below the market rate charged by similar tender houses.

(e) Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act (“MPRDA”). Banzi provides the Company with building materials at market rates.

(f) Liberty Lane is the BEE partner of the Saxendrift property and has certain directors in common with the Company.

(g) Mark Bristow - A short term loan was advanced by the director of the Company to Etruscan Limited in order to proceed with capital orders on Tirisano. The capital portion of the loan is convertible to equity while the interest is repayable in the Q4 2012. 266,667 common shares of the Company will be issued during Q4 2012 in settlement of the capital portion of the loan.

(h) Magopa Community Trust/Magopa Minerals (Pty) Ltd/Magopa Blue Gum (Pty) Ltd - The Bakwena Ba Magopa Trust is the beneficial owner of 26% in the Tirisano mine operation resident in Blue Gum diamonds (Pty) Ltd. This interest is held by Magopa Minerals (Pty) Ltd through Magopa Blue Gum (Pty)

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Ltd. As the landowner, surface rentals are paid to the Trust, while business and support services are paid to Magopa Minerals for shareholder relations and related services.

1.9	Events after reporting date

Subsequent to the announcement in November 2011 that the Company had signed an agreement with the National Union of Mineworkers (“NUM”) to convert its Northern Cape operations which currently comprise the Saxendrift and Klipdam mines, to continuous operations (“contops”), the application to the Department of Mineral Resources (“DMR”) for this conversion was submitted and approved during December 2011. This paves the way for Rockwell to convert the operation of these mines to four shifts, seven days a week, up from the current three shifts per day and five day working week.

In December 2011, the six mining rights at Wouterspan were consolidated, providing significant upside to extend the mining potential of the property.

1.10	Critical Accounting Estimates

The Company's accounting policies are presented in the unaudited consolidated financial statements for the nine months ended November 30, 2011, which have been publicly filed on SEDAR at www.sedar.com and as presented in changes in accounting policies item 1.11. The preparation of consolidated financial statements in accordance with International Financial Reporting Standards requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of diamond and supplies inventories,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  the assumptions used in determining the reclamation obligation, the valuation allowances for future income taxes, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral resources and reserves and mineral properties.

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metal prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of property, plant and equipment and mineral properties.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the effective date of the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition date of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Long-lived assets, including mineral properties and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed, if any, are presented separately on the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

The Company’s estimates of mineral prices, recoverable reserves, and operating, capital and reclamation costs used in impairment tests are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although the Company has made its best estimate of these factors, it is possible that changes could occur in the future that could adversely affect management’s estimate of the net cash flow from its assets.

Diamond and supplies inventories

Rough diamond inventory are valued at the lower of average production cost and net realizable value. Production costs include the cost of consumable materials, direct labour, mine-site overhead expenses and amortization. Net realizable value is determined with reference to a valuation performed by an experienced valuator which approximates market value less cost to sell.

Supplies are valued at the lower of cost, at the average purchase cost basis, and net realizable value. Appropriate provisions are made for redundant and slow-moving items. Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, are assigned by using a specific identification of their individual costs.Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories is applied. Net realizable value is determined with reference to market value less cost to sell.

Reclamation liability

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Deferred tax

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. A valuation allowance is recorded against any future income tax assets if it is more likely that the asset will not be realized.

Share-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.11	Changes in Accounting Policies including Initial Adoption

Accounting Policies Adopted

International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS was March 1, 2011. Therefore, the three months ended May 31, 2011 was the first reporting period under IFRS. For a discussion of significant accounting policies refer to note 1 of the Financial Statements.

IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), sets forth guidance for the initial adoption of IFRS.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and optional exemptions to this general principle.

The Company used the following IFRS 1 optional exemptions:

  applied the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;
  applied the requirements of IFRS 2, Share-based Payments, to equity instruments granted which had not vested as of the Transition Date;

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

  transfer all foreign currency translation differences recognised as a separate component of equity to retained earnings on the transition date including those foreign currency differences which arise on application of IFRS.

Changes to estimates previously made are not permitted. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

1.12	Financial Instruments and Risks and Uncertainties

Capital Management Objectives

As at November 30, 2011, the Company is not subject to externally imposed capital requirements other than its overdraft facility.

At November 30, 2011, of the $11.2 million (November 30, 2010 – $ 3.7 million) cash and cash equivalents held by the Company, $4.3 million (November 30, 2011 – $ 0.6 million) were held in South African Rand (“ZAR”), $ 6.4 million (November 30, 2010 – $ 3.1 million) in Canadian Dollars and $0.5 million (November 30, 2010 – $ Nil) in United States Dollars. Cash and cash equivalents exclude cash subject to restrictions.

The Company's primary objectiveis to manage the business forward and create value for shareholders. The Company considers the components of shareholders’ equity, as well as its cash and cash equivalents, and bank indebtedness as capital. The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements, issue debt, or return capital to shareholders, in order to maintain or adjust the capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

There were no changes to the Company’s approach to capital management during the three months ended November 30, 2011 and the Company expects it will be able to raise sufficient capital resources to carry out its plans of operations for fiscal 2012.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risk. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures, credit risk, liquidity risk, currency risk, interest risk and diamond price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, restricted cash, accounts receivable and trade receivable from a related party. The carrying value, which approximates fair value, of the Company’s cash and cash equivalents, accounts receivable and trade receivable from a related party represent the maximum exposure to credit risk.

The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

The Company minimizes its credit risk by reducing credit terms to 30 days on its sales, with the exception of the investment in beneficiation sales, which are paid upon retail sale.

Cash and cash equivalents and bank indebtedness are carried in traded currencies.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. After taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents, the Company believes that these sources will be sufficient to cover the likely requirements for the foreseeable future. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are disclosed below.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Currency Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand (“ZAR”). In addition, the Company has cash and certain liabilities denominated in ZAR. As a result, the Company is subject to currency risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk. The Company does have an inherent operating hedge due to the fact that its products are sold in US dollars.

Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

The Company has capital lease obligations with several financial institutions. The capital leases bear interest at rates linked to the prevailing prime rate of the relative financial institution, and are subject to interest rate change risk.

Diamond price risk

The value of the Company's mineral resource properties is dependent on the price and the outlook of diamonds. Diamond demand and prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewellery. Low or negative growth in the worldwide economy, prolonged credit market disruptions or activities creating disruptions in economic growth could result in decreased demand for diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company’s results of operations.

The profitability of the Company's operations is highly correlated to the market price of diamonds. If diamond prices decline for a prolonged period below the cost of production of the Company's operating mines, it may not be economically feasible to continue production.

1.13	Disclosure of Outstanding Share Data

The following details the share capital structure as at January 12, 2012. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

		Exercise
	Expiry date	price	Number	Total

Common shares				47,942,746

Share purchase options
	September 24, 2012	$ 9.30	346,123
	November 14, 2012	$ 9.45	72,421
	October 12, 2014	$ 0.48	584,075
	December 7, 2014	$ 0.90	831,065
	January 18, 2015	$ 1.05	40,000
	October 8, 2015	$ 0.98	832,322
	October 12, 2016	$ 0.48	1,153,627	3,859,633

1.14	Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring Organisations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting.

At November 30, 2011, management evaluated the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses or changes identified by management.

1.15	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

As at November 30, 2011, management carried out ongoing evaluation, with the participation of our Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as at November 30, 2011, our disclosure controls and procedures were effective in recording, processing, summarising and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

It should be noted that while our Chief Executive Officer and Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

1.16	Non – GAAP Measures

Operating cash cost (cash costs directly attributable to the production of diamonds and allocated production overhead cash costs, consisting of expenditures for fuel and oil, power, maintenance, replacement parts, operational salaries and direct mine operating costs and excludes depreciation, amortisation and corporate expenses.) is a non-GAAP measure. Those items excluded in the determination of operating cash cost represent items that are non-cash in nature, income taxes, finance charges or are otherwise not considered to be cash expenses ordinarily incurred directly in the production process. This measure is intended to provide further insight with respect to the Company’s financial results and to supplement its financial information as determined in accordance with GAAP.

Operating cash cost is used by management to measure and compare the effectiveness and sensitivity of the operations with respect to cash operating costs.

This non-GAAP measure should not be considered in isolation from, or as a substitute for, GAAP measures such as (i) loss for the year, as an indicator of the Company’s profitability or (ii) cash provided by/ (used in) operating activities, as a measure of the Company’s ability to generate cash. Such measure does not have any standardised meaning prescribed by Canadian GAAP and are, therefore, unlikely to be comparable to similar measures presented by other corporations.

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724

Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587